Mail Stop 3561

 					May 11, 2006



Mr. Richard H. Wiley
Chief Financial Officer, Treasurer and Secretary
Samsonite Corporation
11200 East 45th Avenue
Denver, Colorado 80239

	Re:	Samsonite Corporation
		Form 8-K Filed May 9, 2006
		File No. 0-23214

Dear Mr. Wiley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K
Item 4.02
1. As you have concluded that your previously issued financial statements for the fiscal 2005 quarters should no longer be relied upon, please amend your fiscal 2005 Forms 10-Q to correct the disclosed errors. We believe it is appropriate to note that as you are responsible under the federal securities laws and regulations to file accurate reports with the Commission, and to be in full compliance with the reporting requirements of the Exchange Act, you are required to amend any filings that contain materially inaccurate financial statements.
2. Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K.
If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding these comments.

								Sincerely,


								Sarah Goldberg


Mr. Wiley
Samsonite Corporation
May 11, 2006
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